Exhibit 99.4

To the beneficial shareholders of

Stolt-Nielsen S.A.

Our ref.	Date
Registrars Department/ij	Oslo, April 8, 2008

STOLT-NIELSEN S.A. VOTING

ANNUAL GENERAL MEETING MAY 15, 2008

As your holding of  Common Shares of Stolt–Nielsen S.A. registered in The Norwegian Central Securities Depository (Verdipapirsentralen - the “VPS”) is registered in the name of DnB NOR Bank ASA in the Main Register of Shareholders in Luxemburg on behalf of the VPS Register, voting at the above mentioned Annual General Meeting will have to be executed through DnB NOR Bank ASA.

You are encouraged to specify your choices by marking the appropriate boxes on the enclosed proxy form.  When properly executed, the proxy will be voted in the manner directed therein.

Enclosed, please find a return envelope for your proxy, to be received by DnB NOR Bank ASA, Registrars Department, Oslo, not later than May 9, 2008, 15:00 hours Central European Summer Time.

for  DnB NOR Bank ASA

Registrars Department

Irene Johansen

DnB NOR Bank ASA   Office Stranden 21, Oslo   Postal address  NO-0021 Oslo, Norway

Telephone +47 915 03000   Fax +47 22 94 90 20   www.dnbnor.no   Register of Business Enterprises NO 984 851 006 MVA